Exhibit 99.2

Cincinnati 911 Emergency Communication Center Leverages NICE Inform Elite
for Digital Transformation to Improve Operations

NICE Inform Elite unlocks the truth from incident data and helps the center improve
 PSAP operations with automated performance metrics tracking and quality assurance

Hoboken, N.J., May 2, 2024 – NICE (Nasdaq: NICE) today announced that the City of Cincinnati 911 Emergency Communications Center (ECC) has implemented NICE Inform Elite, one of the solutions in NICE’s Evidencentral platform, to digitally transform and automate processes around tracking performance metrics and performing targeted quality assurance reviews. Through this transformation, NICE is helping the Cincinnati ECC improve operations while also supporting them in their mission to provide exceptional service. As a combined 911/311 center, the ECC serves the Cincinnati metro area, handling approximately 750,000 emergency and non-emergency calls annually, with non-emergency 311 calls on a trajectory to double over the next year.

NICE Inform Elite provides the Cincinnati ECC with a single solution for capturing and analyzing ECC data, and automated solutions for data analysis and performance metrics reporting, as well as quality assuring emergency and non-emergency calls. NICE Inform Elite’s intelligence center dashboards provide instant visibility into what’s performing and what isn’t in the center with dozens of real-time dashboards and metrics focused on call handling and response. Administrative staff can also create their own custom dashboards with no technical expertise required.

Chris Wooten, Executive Vice President, NICE, said, “Emergency communications centers have no shortage of data, but today, because that data resides in many disjointed systems, it can mask the truth and severely limit an ECC’s ability to see where improvements need to be made. Because NICE provides a single system of record for all types of incident data, we can unlock the truth to give agencies, like the Cincinnati ECC, the insights they need to continuously improve emergency response.”

Cincinnati Emergency Communications Center Director Bill Vedra, said, “At the Cincinnati ECC, our mission is to connect people to the help they need, whether they’re calling with an emergency, or for help with other city services. We’ve set our sights on being the best metropolitan 911 and 311 center in America, and as such, we are laser-focused on continuous improvement. NICE is supporting us in our mission by giving us a birds-eye view of the metrics behind the work our telecommunicators do, so we can fine-tune performance, and provide timely feedback, coaching and training.”

“We have a lot of data in our center but it’s not easily viewable and digestible,” added Vedra. “With NICE Inform Elite, instead of waiting months or weeks for reports, in a very short amount of time, I was able to dive in and immediately start creating custom dashboards myself.”

For example, the Center has been able to gain insight into how its use of ASAP-to-PSAP (a national service which streamlines exchange of alarm information between monitoring stations and emergency dispatch), has helped to reduce 911 call volume and improve PSAP operations. "Using NICE Inform Elite, we were able to create a dashboard to track the number and types of alarm incidents we were getting through ASAP-to-PSAP (versus traditional 911 calls), and their ultimate disposition,” said Vedra.  A separate dashboard was also created to analyze how often and effectively police officers were using self-service tools, in lieu of calling 911 operators to communicate basic information.

"We've had ASAP-to-PSAP for a few years now, but we've never really been able to analyze whether we achieved a return on our investment,” said Vedra. “Using NICE Inform Elite, we were able to create a dashboard to track the number of alarm incidents we were getting through ASAP-to-PSAP, versus traditional 911 calls.” The ECC was also able to quantify and track the types of alarm calls, and their ultimate disposition (false alarms or true emergencies). Vedra also created a separate dashboard to analyze how often and effectively police officers were using self-service tools, in lieu of calling 911 operators to communicate basic information.

The ECC will also rely on NICE Inform Elite to continuously improve call handling for non-emergency and emergency calls. NICE Inform Elite enables automated quality assurance of calls based on CAD incident type. The ECC plans to use NICE Inform Elite to conduct quality assurance reviews of high-risk calls, such as cardiac arrests, and to ensure proper transfer of calls to the 988 Suicide and Crisis Lifeline. With the addition of screen recording, operational support staff are able to review what telecommunicators said, heard and did during the call, and troubleshoot system issues and human factors which impact call handling.

To learn more about NICE’s digital transformation solutions for Emergency Communications Centers, visit the NICE website by clicking here or email PSInfo@NICE.com for more information.

About the Cincinnati Emergency Communications Center
The Cincinnati Emergency Communications Center (ECC) is the 911 and 311 center for Cincinnati, Ohio. The ECC answers all emergency calls for police, fire and emergency medical services and also acts as the 311 center, taking non-emergency calls for City services. In addition to the call-taking function, the ECC serves as the dispatch center for the Cincinnati Police Department. In this role, the ECC is responsible for the safety of police officers, acting as their link to the resources they need, keeping track of their status and location, and coordinating the assignment of officers to new incidents. In a typical year, the ECC’s 120 call-takers answer over 350,000 calls on emergency lines, and handle an additional 400,000-plus calls on non-emergency lines. Those calls result in approximately 300,000 police incidents, 16,000 fire incidents, and 60,000 emergency medical incidents each year. With a city population of 309,317, Cincinnati is the third-largest city in Ohio. More info at https://www.cincinnati-oh.gov/ecc/.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral Platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.